SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 8th February, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                                        (Registrant)

Date January 20, 2004

             s.   Hermann Derbuch

               Chairman, President & CEO

 Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Toronto, Ontario February 8, 2005

Twin Mining announces 78 drill targets as final results on its

Jackson Inlet East and West claim blocks

Twin Mining Corporation (TSX-TWG) reports the discovery of 78 separate drill targets, many occurring in clusters, as final results of a high sensitivity Fugro MIDAS II™ aeromagnetic survey over 200,000 acres that is only 20 % of its 100 % owned 1.3 million acre Brodeur property. Target sizes range from 90 to 250 m in diameter (see press releases August 6 and October 18, 2004). 74 of the targets are located on the Jackson Inlet East and West claim blocks (270,000 acres) and 4 are on the Vista claim blocks just outside the Jackson Inlet East block (see illustration on our website www.twinmining.com ). All targets are in addition to previously announced discoveries around and including the diamondiferous Freightrain and Cargo1 pipes.

Dallas Davis, Twin Mining’s Consultant – Diamond & Gold – and “Qualified Person” in the field of diamond exploration stated: “These new discoveries verify without doubt that Twin Mining has laid its hand on one of the most prospective diamond land packages in Canada. Results of previous exploration confirm the existence of gem quality diamonds, encouraging grade and lower exploration costs because of strategic advantages of the project despite its northern location. Kimberlite indicator mineral results (see press release February 6, 2004) from soil samples collected over the surveyed claim blocks support our expectations for positive drill results. Twin Mining looks forward receiving results from the 1,200 soil samples collected on the Vista claim blocks during the 2004 exploration season where prior sampling has already identified three (3) kimberlite indicator mineral clusters originating from stream sediments. Based on our previous experience we have recognized and followed through when it became obvious from our indicator mineral surveys of 2001 to 2003 that diamondiferous kimberlites can be confidently predicted to occur throughout the mid two thirds of the Brodeur Peninsula. As a consequence we staked the Vista claim blocks where structural and geological features in the geological basement indicated a favorable environment for the occurrence of kimberlite pipes. Results to date are justifying our actions. The latest discoveries have increased significantly the probability of a diamond mine find in the area.”

Fugro Airborne Surveys on behalf of Kennecott Canada Exploration Inc. for Twin Mining carried out the aeromag survey that lead to this important discovery. For the 2005 diamond exploration season a drilling program to follow-up on the newly discovered kimberlite targets is planned.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the near production Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:  Hermann Derbuch, P.Eng.,

                                                Chairman, President & CEO

            Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                                E-mail: info@twinmining.com

For Renmark Financial Communications Inc.: Tina Cameron: tcameron@renmarkfinancial.com

      Barry Mire: bmire@renmarkfinancial.com

                                                     Media -  Cynthia Lane : clane@renmarkfinancial.com

                                                                  Tel. : (514) 939-3989 www.renmarkfinancial.com